08002786

DYNO
Dyno Nobel

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

Dyno Nobel Limited
ACN 117 733 463
Level 24
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

Date 14/05/2008

SUPPL

Dear Sir or Madam,

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** announcements lodged with the Australian Stock Exchange for Dyno Nobel Limited (ASX code DXL) and for the recently listed SPS Trust (ASX code DYN).

Yours sincerely,

SEC Mail Processing
Section

MAY 20 2008

Washington, DC
111

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: + 612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

Encl.

PROCESSED
MAY 28 2008
THOMSON REUTERS

5/23

DYNO
Dyno Nobel

14 May 2008

Dyno Nobel Limited
ABN 44 117 733 463
Level 24, 111 Pacific Hwy,
North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Manager, Companies
Australian Stock Exchange Limited
Company Announcements Office
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir,

Dyno Nobel Step-up Preference Securities ("Dyno Nobel SPS") Distribution

We refer to our announcement of 13 May 2008 in respect of the payment of the second distribution on the Dyno Nobel SPS, for the period from 1 January 2008 to 30 June 2008.

Permanent Investment Management Limited (ABN 45 003 278 831), as Responsible Entity for the Dyno Nobel SPS Trust (ARSN 126 167 459), advises that the distribution amount per security is A$4.6447 which equates to an aggregate distribution of approximately A$13,934,219.18.

Yours sincerely

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

END